July 10, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny

Re:	Crown Crafts, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 6, 2007
File No. 001-07604
Ladies and Gentlemen:
              Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from Daniel F. Duchovny to the undersigned dated July 10, 2007. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s July 10, 2007 comment letter.
Revised Preliminary Schedule 14A
1.	As requested by the Staff, the Company’s Proxy Statement on Schedule 14A, a marked copy of which is provided herewith, has been revised to include the color of the Company’s proxy card.
Corporate Governance — Certain Relationships and Related Transactions, page 5
2.	Rogers & Hardin LLP (“R&H”) has informed the Company that the amount of legal fees paid by the Company to R&H during the Company’s 2007 fiscal year totaled less than 1% of R&H’s gross revenues during such period. Additionally, R&H has informed the

Securities and Exchange Commission
July 10, 2007

Company that Steven E. Fox, a director of the Company and a partner in R&H, owns less than a 10% interest in R&H.
Based on the foregoing, the Company has concluded that Mr. Fox does not have a material interest, direct or indirect, in transactions between the Company and R&H with respect to the provision of legal services for purposes of Item 404 of Regulation S-K and that, as a result, disclosure of the amount of legal fees paid to R&H during the Company’s 2007 fiscal year is not required to be included in the Company’s Proxy Statement on Schedule 14A pursuant to Item 5(b)(1)(xi) of Schedule 14A.
             Any additional comments or questions regarding the Company’s Preliminary Proxy Statement on Schedule 14A or this letter should be directed to the undersigned at telephone (225) 647-9122 or facsimile (225) 647-9104.
Sincerely,

/s/ Amy Vidrine Samson

Amy Vidrine Samson
Chief Financial Officer